Aug 19, 2021

TOYOTA MOTOR CORPORATION

Adjustments to Domestic Production in August and September

Adjustments will be made to production operations of plants for completed vehicles in Japan as follows, such as parts shortage resulting from the spread of COVID-19 in Southeast Asia. This is in addition to the adjustment of domestic production operations in August 2021 announced on July 22 and July 27.

There is no change in the forecast of consolidated financial results for the fiscal year ending March 31, 2022 announced on August 4, 2021.

We sincerely apologize for the inconvenience caused to our customers and suppliers due to these changes.

Production suspension (27 lines in 15 plants out of 28 lines in 15 plants)

Plants			Period of production suspension (August and September)	Production vehicle
Toyota Motor Corporation	Motomachi Plant	Production line #1	Sep 3 (Fri), 10 (Fri), 17 (Fri)	Crown, Noah, Voxy, Mirai
		Production line for small vehicles		C+pod
		Production line for GR models		GR Yaris
		Production line for low volume models	From Aug 24 (Tue) to Sep 30 (Thu) *No operation in September	LC
		Production line for the Century	From Aug 30 (Tue) to Sep 30 (Thu) *No operation in September	Century
	Takaoka Plant	Production line #1	From Sep 1 (Wed) to 17 (Fri)	Corolla/Corolla Touring
		Production line #2		Harrier, Prius a, RAV4
	Tsutsumi Plant	Production line #1	From Sep 1 (Wed) to 10 (Fri), 16 (Thu), 17 (Fri)	Prius, Prius PHV
		Production line #2	Aug 27 (Fri), from Sep 1 (Wed) to 17 (Fri)	Corolla Sport, Camry, ES
	Tahara Plant	Production line #1	Sep 3 (Fri), 10 (Fri)	Land Cruiser Prado, GX, 4Runner
		Production line #3	Sep 3 (Fri), 9 (Thu), 10 (Fri), 16 (Thu), 17 (Fri)	LS, IS, RC, RCF, NX

Toyota Motor Kyushu	Miyata Plant	Production line #1	Sep 1(Wed), 2 (Thu), 3 (Fri), 6 (Mon), 9 (Thu), 10 (Fri), 13 (Mon), 16 (Thu), 17 (Fri)	NX, CT, UX, UX300e
		Production line #2	Sep 3 (Fri), 9 (Thu), 10 (Fri), 16 (Thu), 17 (Fri)	ES, RX
Toyota Motor East Japan	Iwate Plant	Production line #1	From Sep 1 (Wed) to 6 (Mon), 10 (Fri), 17 (Fri)	C-HR, Aqua
		Production line #2	From Sep 1 (Wed) to 13 (Mon), 17 (Fri)	Yaris, Yaris Cross
	Miyagi Ohira Plant		Sep 3 (Fri), 6 (Mon), 10 (Fri), 13 (Mon), 17 (Fri)	Yaris Cross, Sienta, Corolla Axio, Corolla Fielder, JPN Taxi
Toyota Auto Body	Fujimatsu Plant	Production line #1	Sep 3 (Fri)	Land Cruiser 70
		Production line #2	From Sep 1 (Wed) to 10 (Fri), 17 (Fri)	Noah, Voxy, Esquire Alphard
	Inabe Plant	Production line #1	Sep 3 (Fri), 10 (Fri), 17 (Fri)	Hiace, Granace, Alphard, Vellfire, LM
	Yoshiwara Plant	Production line #1	From Sep 3 (Fri) to 30 (Thu)	LX, Land Cruiser 300
		Production line #2	Sep 3 (Fri)	Land Cruiser 70
	Gifu Plant	Production line #1	Sep 3 (Fri), 10 (Fri), 17 (Fri)	Hiace/Ambulance, Granace
		Production line #2	Sep 3 (Fri)	Coaster
Toyota Industries Corporation		Production line #301	Sep 3 (Fri), 9 (Thu), 10 (Fri), 16 (Thu), 17 (Fri)	RAV4
		Production line #302		RAV4, RAV4 PHV
Hino Motors, Ltd.	Hamura Plant	Production line #4	Sep 3 (Fri), 17 (Fri)	High Mobility Vehicle
Daihatsu Motor Corporation	Kyoto Plant		Sep 3 (Fri), 10 (Fri), 17 (Fri)	Probox

(*1)	Adjustment to domestic production in August due to COVID-19

Announcement on July 22

https://global.toyota/en/newsroom/corporate/35758339.html

Announcement on July 27

https://global.toyota/en/newsroom/corporate/35784843.html

END